Randy Foraker

Executive Vice President, Interim Chief Financial Officer

And Chief Risk Officer

BancFirst Corporation

101 North Broadway

Oklahoma City, Oklahoma 73102

July 30, 2014

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Gus Rodriguez, Accounting Branch Chief

Re: BancFirst Corp.

Form 10-K for fiscal year ended December 31, 2013

Filed March 14, 2014

File Number 000-14384

Dear Mr. Rodriguez:

BancFirst Corporation (the “Company”) appreciates the Division’s review and is pleased to respond to your letter dated June 30, 2014, concerning its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 (the “Comment Letter”).  To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided our responses immediately following each numbered comment.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K

Loans, page 36

1.	Please provide us and revise future filings to include a discussion of your policies and procedures for underwriting loans by loan portfolio category, lending within each category (e.g., real estate – farmland, multi-family, commercial) and by major loan products within each category. For instance, it is not clear from your current disclosures whether or not the real estate – one to four family category includes second liens (home equity lines of credit and home equity loans) or if it includes only first liens. Your discussions should clarify how your underwriting policies and procedures capture risks associate with, for example, variable rate loans and second liens where the first lien is owned by another entity. Also, please clarify if you have any hybrid loans (e.g. interest only, negative amortization) in your portfolio

Response: The lending function is governed by written policies and procedures, as determined by senior management and approved by the Board of Directors.   The policies and procedures set the standards for lending in each major loan category by collateral type and use of loan proceeds.  The objectives of these policies and procedures are to identify profitable markets, determine appropriate risk tolerance levels for each type of loan, establish limits for loan officer approval, set concentration limits, establish loan-to-value thresholds, set repayment terms and loan structure guidelines and adhere to documentation requirements.  Interest rate risk is controlled by the use of variable rate provisions, the vast majority of which have a rate floor, limits on fixing rates for longer periods, and strict adherence to the original amortization terms in a rising interest rate environment.

One to four family residential real estate loans are made in accordance with underwriting policies we believe to be conservative and are fully documented. Credit scoring is assessed based on significant credit characteristics including credit history, residential and employment stability. These loans include first liens, junior liens and home equity lines of credit. The composition of this portfolio is primarily fist liens, which comprise more than 80% of the portfolio, with junior liens comprising less than 15%, and home equity lines of credit comprising less than 5%. The bank does not engage in any hybrid loan programs. In addition, the bank does not have any exposure to loans with negative amortization, interest rate carryover or discounting of the initial rates (teaser rates).

We will revise our future filings beginning with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, to include the above discussion in our loan policies and procedures.

2.	Please revise the table that presents maturity and rate sensitivity of loans in future filings to incorporate your entire portfolio. We note that rate variability for real estate – one to four family loans can be significant and it appears that increased transparency of your exposure to these risks may be appropriate.

Response: We will include in our future filings, beginning with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, a revised table that presents maturity and rate sensitivity of loans for our entire loan portfolio.

Financial Statements and Supplementary Financial Data

Note1. Description of Business and Summary of Significant Accounting Policies

Loans Held for Sale, page 53

3.	Please tell us and revise future filings to disclose the extent to which you are exposed to repurchase obligations for sold loans and whether you have recorded a related reserve. Clarify whether any such obligations are for general representation and warranties, for fraud related matters, or otherwise and when they expire. Quantify the amount of total loans sold that are subject to repurchase and the activity in the related reserve, as applicable.

Response: The Company does not sell residential mortgage loans with recourse other than obligations under standard representations and warranties or fraud. These obligations relate to loan performance for the life of the loan. The amount of loans repurchased since the inception of the program is not considered to be material, and therefore, no reserve has been required.

We will revise our future filings beginning with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, by making such statement.

Note 5. Loans and Allowance for Loan Losses, page 62

4.	Please tell us and revise future filings to include disclosures of the risks and uncertainties of your loan portfolio by reference to ASC 310-10-50.

There are inherent risks associated with the Company’s lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Company operates. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Company is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company. As a lender, we face the risk that a significant number of our borrowers will fail to pay their loans when due. If borrower defaults cause losses in excess of our allowance for loan losses, it could have an adverse effect on our business, profitability, and financial condition.

Loans secured by real estate, including farmland, multifamily, commercial, one to four family residential and construction and development loans, have been a large portion of the Company’s loan portfolio. The Company is subject to risk of future market fluctuations in property values relating to these loans. In addition, because multi-family and commercial real estate (“CRE”) loans represent the majority of our real estate loans outstanding, a decline in tenant occupancy due to such factors or for other reasons could adversely impact the ability of our borrowers to repay their loans on a timely basis, which could have a negative impact on our financial condition and results of operation. The Company attempts to manage this risk through rigorous loan underwriting standards.

During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage.

We will revise our future filings beginning with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, to include in Note 5 of the Notes to Consolidated Financial Statements the above discussion related to risks and uncertainties.

5.	Please revise the table of the analysis of past due loans in future filings to disaggregate the 30-89 day category by reference to ASC 310-10-50. Absent the disaggregation, it does not appear possible to see and understand how past due loans are migrating in delinquency across the categories.

Response: We agree with your comment and will revise our future filings to disaggregate the 30-59 and 60-89 day categories beginning with Form 10-K for the Fiscal Year Ended December 31, 2014.

Thank you for your consideration in this matter. Please contact me at (405) 270-1044 should you require further information.

Very truly yours

/s/ Randy Foraker

Randy Foraker, Executive Vice President, Interim Chief Financial Officer

and Chief Risk Officer

cc:	David E. Rainbolt
Chief Executive Officer, BancFirst Corporation